FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 0-50881

Nevsun Resources Ltd.

(Translation of registrant’s name into English)

800 – 1075 West Georgia Street

Vancouver, British Columbia

Canada  V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DOCUMENTS INCLUDED IN THIS FORM 6-K

1.

Material change report and news release dated February 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Nevsun Resources Ltd.

Date: February 28, 2005

By:

/@/ Maureen D. Carse

Corporate Secretary

Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

February 3, 2005

Item 3

News Release

The press release was issued on February 3, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd (NSU: TSX and AMEX) have recommenced drilling at their Bisha Property in Eritrea. Two diamond drills are operational and the exploration camp is fully manned. A minimum of 20,000 meters of drilling is planned at Bisha and its neighboring properties.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

February 3, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

Bisha - Drilling Commences

February 3, 2005

Nevsun Resources Ltd (NSU: TSX and AMEX) have recommenced drilling at their Bisha Property in Eritrea. Two diamond drills are operational and the exploration camp is fully manned. A minimum of 20,000 meters of drilling is planned at Bisha and its neighboring properties.

One drill is focused on finishing a limited amount of infill drilling at Bisha Main while the second drill has started to define the previously discovered massive sulphide mineralization at the Northwest Zone. Exploration targets, including Harena, are to be drill tested. Geotechnical work and metallurgical sampling of the Bisha Main deposit will also take place during this work program.

Core samples will be shipped out on a weekly basis and initial assay results are expected within 6 weeks.

The Company will mobilize a geophysical crew in April in order to carry out additional survey work in the Bisha and Okreb areas. Additional gravity work is being contemplated.

AMEC, an international engineering services company, will conduct the feasibility study for the Bisha Main deposit. An engineering team will visit the property in March and the feasibility study is currently scheduled for completion in the first quarter of 2006.

John Clarke, President of Nevsun stated that “we are very happy to be back to work and the speed with which we have been able to mobilize staff and begin drilling displays the great interest that the Bisha project holds within the mining industry and the support for the project in Eritrea”.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-05.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: maureen@nevsun.com Website: www.nevsun.com

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